4-1-02

02027446

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2002

GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant's Name Into English)

México

(Jurisdiction of incorporation or organization)

Blvd. Manuel Avila Camacho, No. 40, 6th Floor
Col. Lomas de Chapultepec
11000 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes__ No x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

TABLE OF CONTENTS

In Mexico:

ASUR
Adolfo Castro, CFO
+(52) 55-5284-0408
acastro@asur.com.mx

ASUR
AEROPUERTOS DEL SURESTE

In the United States:

Breakstone & Ruth

Luca Biondolillo - investor relations
T. (646) 536-7012
Lbiondolillo@breakstoneruth.com

Jessica Anderson - media relations
T. (646) 536-7002
Janderson@breakstoneruth.com

ASUR Announces Resolutions Adopted at the Company's April 25, 2002, General Extraordinary and Annual Ordinary Stockholders' Meeting

Mexico City, April 26, 2002 - Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the Mexican airport operator of Cancun International Airport and eight other airports in the southeast region of Mexico, announced today that the following resolutions were adopted at the company's joint General Extraordinary and Annual Ordinary Stockholders' Meeting held yesterday in Mexico City:

1. To fully amend the Company's by-laws, to adapt them to the recent amendments to the Mexican Securities and Exchange Law, in terms of the proposal made by the Board of Directors of the Company.

2. To issue the stock certificates "Issuance 2002" representing the capital stock of the Company, containing the reference to the new text of the Company's by-laws which were amended at the Meeting, which will bear affixed the coupons for the exercise of the corresponding rights. Furthermore, the Meeting approved to proceed to their exchange against coupon number 02 of the currently outstanding stock certificates within the term established by the Mexican Securities Law, and that, in due time, the respective notice for the exchange of the stock certificates be published.

3. The approval of the report submitted by the Board of Directors through its Chairman regarding the operations of the Company for fiscal year 2001, as well as the report submitted by the Statutory Auditors of the Company in connection with the company's financial statements as to December 31, 2001.

4. The stockholders of ASUR approved the individual and consolidated financial statements of the Company as to December 31, 2001.

5. To separate the amount of Ps.12,637,475.00 (Twelve Million Six Hundred Thirty Seven Thousand Four Hundred and Seventy Five Mexican

Pesos), equivalent to five percent of ASUR's net profits for fiscal year 2001, to increase the legal reserve fund of the company.

In addition, the Meeting agreed that the remaining net profits for fiscal year 2001 amounting to Ps.240,112,030.00 (Two Hundred Forty Million One Hundred Twelve Thousand and Thirty Mexican Pesos) would be allocated to the account of profits pending application.

Finally, the Meeting resolved to cancel the reserve for the repurchase of ASUR's own shares created in 2001, which amounted to Ps.43,057,945.00 (Forty Three Million Fifty Seven Thousand Nine Hundred and Forty Five Mexican Pesos). The Meeting further resolved that said sum would be fully destined to the account of profits pending allocation of the Company, and that no additional sum would be applied to said reserve for fiscal year of 2002.

6. Note was taken of the report submitted by the Nominations and Compensations Committee of the Company regarding its activities performed during fiscal year 2001 and the first quarter of 2002.

7. To pay a regular dividend in cash net after the Company's applicable income tax, in the amount of Ps.0.45 (Forty Five Mexican Cents) per share, as well to pay an extraordinary dividend in cash net after the Company's applicable income tax in the amount of Ps.1.03 (One Mexican Peso 03/100) per share, which will be paid in one installment of Ps.1.48 Pesos (One Mexican Peso 48/100) on May 30, 2002, to holders of common Series "B" and "BB" shares representing the paid-in capital stock which may be subscribed, paid and issued on said date.

Likewise, it was approved that the payment of the dividend be made at the Managing and Transfers Agent of the S.D. Indeval, S.A. de C.V., Institution for Securities Deposit at its offices located at Paseo de la Reforma No. 255-3er piso, Colonia Cuauhtémoc, Delegación Cuauhtémoc, México 06500 Distrito Federal, from Monday through Friday from 9:30 through 13:00 hours as from May 30, 2002.

8. The Meeting resolved that the payment of the declared dividend be made against delivery of coupon 01 of the currently outstanding stock certificates and in the terms which are to be informed to the stockholders.

Likewise, it was agreed to publish the notice of the dividend's payment on April 26, 2002, at the latest, in one of the newspapers of major circulation in the Federal District of Mexico City, Mexico.

9. The Board of Directors, Statutory Auditors, Secretary and Assistant Secretary's functions during the fiscal year ended on December 31, 2001 were approved, and they were released from any responsibility they might have incurred in during the performance of their duties.

10. To confirm Kjeld Binger, Aarón Dychter Poltolarek, Francisco Garza Zambrano, Martha Miller de Lombera, Mark R. Beveridge, Ricardo Guajardo Touché and David Peñaloza Sandoval as regular members of the Board of Directors, as well as Mr. Tomás Aranda Pérez as alternate member of Mr. David Peñaloza Sandoval.

11. To designate Jean-Pierre Marchand-Arpoumé as alternate member of Kjeld Binger, in replacement of Gilles Breem.

12. To confirm Alberto de la Parra Zavala and Ana María Poblanno Chanona as non-member Secretary and Assistant Secretary, respectively, of the Board of Directors.

13. To confirm Emilio Carrera Cortés and Rafael Maya Urosa, as regular statutory auditors of the Company, as well as Miguel Angel Rubio Bravo, as alternate of Emilio Carrera Cortés.

14. To designate Manuel Leyva Vega as alternate Statutory Auditor of Rafael Maya Urosa, in replacement of Jesús Hoyos Roldán.

15. The Meeting adopted resolutions corresponding to the compensation of the regular and alternate directors and statutory auditors of the Company for their attendance to the Board of Directors' Meetings to be held by the Company.

16. To designate Tomás Aranda Pérez as regular member of the Audit Committee of the Company in replacement of Frédéric García, as well as Fernando Bosque as alternate member of Tomás Aranda Pérez, both appointed by the series "BB" stockholders, and to confirm Ricardo Guajardo Touché and Mark Beveridge as members of said Committee appointed by the series "B" stockholders.

Likewise, the Meeting agreed that the members of the Audit Committee, at the next meeting to be held by them during this fiscal year, designate from among their members the Committee's Chairman and Delegate in terms of articles thirty first and thirty third of the Company's by-laws, as well as the Secretary of the Committee in terms of article thirty first of the Company's by-laws.

17. To designate Kjeld Binger as regular member of the Nominations and Compensations Committee of the Company appointed by the series "BB" stockholders, in replacement of Frédéric García, and to confirm Martha Miller de Lombera and Samuel Podolsky as members of said Committee appointed by the series "B" stockholders.

18. Special delegates of the General Extraordinary and Annual Ordinary Stockholders' Meeting were appointed to appear before Notary Public to legalize the Minutes of said Meeting.

About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Stock Exchange, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other "forward-looking" information. Those statements are subject to risks identified in this press release and in ASUR's filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made, and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future events or otherwise.

ENDS

GRUPO AEROPORTUARIO DEL SURESTE, S.A. DE C.V.
GENERAL EXTRAORDINARY AND ANNUAL ORDINARY
SHARDHOLERS MEETING
HELD ON APRIL 25, 2002

In Mexico City, Federal District, the domicile of GRUPO AEROPORTUARIO DEL SURESTE, S.A. de C.V., at 10:00 a.m. on April 25, 2002, at the Company's office located at Blvd. Manuel Avila Camacho No. 40, 6th Floor, Col. Lomas de Chapultepec, 11000 Mexico, D.F., the representatives of the Company's shareholders, whose names are listed on the attendance sheet attached hereto, met for the GENERAL EXTRAORDINARY AND ANNUAL ORDINARY SHAREHOLDERS MEETING to which they were duly summoned by the call published in the Official Gazette of the Federation (*Diario Oficial de la Federación*) and in the newspaper *El Economista* on April 10, 2002. Messrs. Kjeld Binger and Alberto de la Parra Zavala, Chairman and Secretary of the Board of Directors, respectively, were also present along with Messrs. Frantz Guns Devos, Adolfo Castro Rivas and Claudio Góngora Morales, Chief Executive Officer, Chief Financial Officer, and the Company's general counsel, respectively. Also present were Messrs. Rafael Maya Urosa and Emilio Carrera Cortés, the Company's statutory auditors and Mr. Miguel Angel Rubio Bravo, his alternate.

The Meeting was presided over by Mr. Kjeld Binger, and Mr. Alberto de la Parra Zavala acted as Secretary both as Chairman and Secretary of the Board of Directors, respectively.

The Chairman appointed Mr. Claudio Ramón Góngora Morales as the Inspector of Elections, who after accepting the position and having reviewed the Company's Share Registry, the shareholder registry provided by *S.D. INDEVAL, S.A. de C.V.*, a securities depositary company, as well as the proofs of deposit, the admission cards presented by the attendees and the powers-of-attorney granted by the shareholders to their representatives, prepared an attendance list attached hereto in which he certifies that 298,587,157 shares of the total 300,000,000 shares representing the Company's capital stock that is currently in circulation, all subscribed to and paid for and with voting rights eligible to be exercised at this Meeting and that represent 99.52% of said total of shares in circulation.

Based on the certification issued by the Inspector of Elections and on articles 188, 189 and 190 of the General Law of Corporations (*Ley General de Sociedades Mercantiles*) and Article Thirty-Seven of the Company's bylaws, the Chairman called the General Extraordinary Shareholders Meeting to session and asked the Secretary to read the matters contained in the following

AGENDA
GENERAL EXTRAORDINARY SHAREHOLDERS MEETING

I. Proposal and, if necessary, approval of the amendment of the Company's bylaws, in order to make them conform with the recent changes to the Securities Exchange Law (*Ley del Mercado de Valores*).

II. Appointment of delegates to formalize the resolutions adopted by the General Extraordinary Shareholders Meeting.

The representatives of the shareholders in attendance at the Meeting approved the Chairman's statement with respect to the call to session of the General Extraordinary Shareholders Meeting as well as the Agenda proposed for it, which read as follows:

FIRST POINT. With respect to the first item on the Agenda, the Chairman explained to the attendees that on July 1, 2001 amendments to the Securities Exchange Law *(Ley del Mercado de Valores)* were published that establish the obligation for issuing companies to amend their bylaws, at the latest, at the following annual shareholders meeting, in order to incorporate the new regulations included in the aforementioned amendments and consequently, in accordance with these amendments, the amendment of the Company's bylaws is proposed in order to make them conform with the recent changes to the Securities Exchange Law. Likewise, the Chairman asked the Secretary to explain these changes to the Company's bylaws.

Next, the Secretary commented to the attendees that the Company's Board of Directors, at their meeting on April 4, 2002, had resolved to propose to the Shareholders Meeting the amendments of the Company's bylaws that appear in the document that had been made available to the shareholders before this Meeting and which was distributed to them at that time, and that the changes refer mainly to the following:

1. Repurchase of Shares: The obligation to expressly determine for each year the maximum amount of funds that can be used to purchase the company's own shares, which shall be purchased at the current market price with a charge to working capital and, as a consequence, adjusting the capital stock. Likewise, the obligation was established to designate the persons responsible for the acquisition and purchase of the company's own shares.

2. Issuance of Shares: It is established that when issuing shares, such shares shall remain in the custody and be credited to the accounts of those underwriters against payment, and authorization must be obtained from the National Banking and Securities Commission (*Comisión Nacional Bancaria y de Valores*) in order to carry out a public offering. Also, it is established that shares that are not subscribed and paid within the period set by said Commission be cancelled, and any shareholders opposed to this resolution of the Meeting shall be able to sell their shares at the same price, with priority over the issuance of new shares.

3. Composition of the Board of Directors: At least 25% of the members must be independent and the alternate members must have the same percentage of independent members. Likewise, rights are granted to the minorities with respect to revoking nominations.

4. Powers of the Board of Directors: A power to approve the operations that are outside the ordinary course of business is added and certain percentages for each specific operation are established.

5. Statutory Auditors: Rights are granted to minority shareholders to appoint and revoke Statutory Auditors.

6. Auditing Committee: It is established that the shareholders meeting shall appoint the Auditing Committee, the members of which must be members of the Board of Directors and the majority of whom must be independent, in accordance with the Securities Exchange Law (*Ley del Mercado de Valores*). Likewise, additional powers are included for this Committee.

7. Representation: The law grants a new way of representing the shareholders at the meetings by means of forms prepared by the Company that will be available to the shareholders before the meeting.

8. Voting. The law grants rights to minority shareholders to postpone the vote with respect to any matter about which they do not consider themselves adequately informed as well as to legally oppose the resolutions of the general shareholders meetings that violate any law or provision of the bylaws.

The shareholders, after hearing the Chairman and the Secretary of the Board of Directors speak, adopted, by a vote of 293,014,421 shares, the following

RESOLUTIONS

"**FIRST**. It is resolved to amend, in their entirety, the Company's bylaws in order to make them conform with the recent changes to the Securities Exchange Law (*Ley del Mercado de Valores*), to henceforth exist as set forth in the document which was signed by the Secretary of the Meeting and that is attached hereto."

"**SECOND**. Issue the stock certificates representing the Company's capital stock "2002 Issuance" which refer to the new text of the bylaws as amended at this Meeting, which shall contain coupons for the exercise of the corresponding rights and proceed to exchange against coupon number 02 of the stock certificates currently in circulation within the period set by the law. Duly publish the announcement regarding the exchange of the stock certificates currently in circulation for the new certificates that are to be issued

SECOND POINT. With respect to the second point on the Agenda for the General Extraordinary Shareholders Meeting, the Chairman proposed to the shareholders that Mr. Claudio Ramón Góngora Morales, Mr. Alberto de la Parra Zavala and Ms. Ana María Poblanno Chanona be appointed as delegates of the Meeting, so that any one of them, in the name of and, on behalf of, the Company may individually appear before the Notary Public of his/her choice to formalize all or some of the acts of this Meeting if they should deem it necessary and to take such actions as necessary to give effect to all and each one of the Resolutions issued by the Meeting, having the authority to issue, as the case may be, the certifications of these minutes, as necessary.

Once the representatives of the shareholders discussed the above-mentioned matters, they adopted, by a vote of 293,014,421 shares, the following

RESOLUTION

"**THIRD.** Mr. Claudio Ramón Góngora Morales, Mr. Alberto de la Parra Zavala and Ms. Ana María Poblanno Chanona are appointed as delegates of the Meeting, so that any one of them, in the name of and, on behalf of, the Company may individually appear before the Notary Public of his/her choice to formalize all or some of the acts of the Meeting if they should deem it necessary and to take such actions as necessary to give effect to all and each one of the Resolutions issued by the Meeting, having the authority to issue, as the case may be, the certifications of these minutes, as necessary.

Since there was no other matter to discuss in connection with the Extraordinary Shareholders Meeting, the Chairman asked the Secretary to conclude the Extraordinary Shareholders Meeting. Once this was done, and having the quorum required by the bylaws as appears in the certification issued by the Inspector of Elections, the Chairman declared the Annual General Ordinary Shareholders Meeting in session and asked the Secretary to read the Agenda prepared for said Meeting as follows:

AGENDA
ANNUAL ORDINARY GENERAL SHARHOLDERS MEETING

I. Report by the Board of Directors, in accordance with Article 172 of the General Corporations Law (*Ley General de Sociedades Mercantiles*), with respect to operations and results for the year ended December 31, 2001; the Statutory Auditor's report, presentation and, if due, approval of the Company's individual and consolidated financial statements as of December 31, 2001 and the application of the year's earnings. Resolutions with respect to the foregoing.

II. Proposal by the Board of Directors to pay an ordinary cash dividend out of earnings in the amount of Ps.0.45 (45/100 Mexican Pesos) per share, and an extraordinary dividend out of earnings in the amount of Ps.1.03 (One and 03/100 Mexican Pesos) per share to each of the ordinary Series "B" and "BB" shares in circulation. Resolutions with respect to the foregoing.

III. Appointment and/or ratification of the members of the Company's Board of Directors and of the Company's Statutory Auditors and their Alternates. Resolutions with respect to the foregoing.

IV. Resolutions regarding the compensation of the members of the Company's Board of Directors and Statutory Auditors, and their alternates.

V. Resolutions with respect to the appointment of the members of the Company's Auditing Committee in accordance with Article Thirty-one of the Company's bylaws.

VI. Appointment of Delegates to formalize the resolutions made by this Annual Ordinary General Shareholders Meeting.

The representatives of the Shareholders in attendance at the Meeting approved the Chairman's statement with respect to the legal call to session of the Annual General Ordinary Shareholders Meeting, as well as the Agenda proposed for it, which read as follows:

FIRST POINT. With respect to the first item on the Agenda, the Chairman, in accordance with Article 172 of the General Corporations Law (*Ley General de Sociedades Mercantiles*), presented the report on behalf of the Board of Directors to the Shareholders Meeting on the Company's state of the Company and its operations for the year ended December 31, 2001; including, as part of this report, the financial statements that are presented for the consideration of the Shareholders, as well as information regarding the accounting policies and criteria contained in the Notes to said financial statements.

After the Chairman gave his report on behalf of the Board of Directors, copies of the Company's individual and consolidated financial statements as of December 31, 2001 were given to the shareholders. The financial statements were prepared in accordance with applicable regulations and include the Balance Sheet, the Statement of Results, the Statement of Change in Working Capital and the Statement of Change in Financial Position for the year ended December 31, 2001, as well as the Notes to these Statements and the report of the Company's external auditors. Once the shareholders received copies of the aforementioned financial statements, the Company's Statutory Auditors, Mr. Rafael Maya Urosa and Mr. Emilio Carrera Cortés, at the Chairman's request, read their reports, in which they indicate that the accounting and information policies and standards followed by the Company are adequate, sufficient and have been consistently applied; that the information presented by the Board of Directors reflects in an accurate, reasonable and sufficient manner the Company's financial situation, the results and changes in the working capital accounts and changes in the financial situation as of December 31, 2001, and therefore recommend that the information presented by the Board of Directors be approved by the Shareholders Meeting.

Next, at the Chairman's request, the Company's Chief Executive Officer, Mr. Franz Guns Devos, explained the financial statements as well as the Notes thereto presented to the shareholders for their consideration.

Likewise, and in accordance with article twenty-two of the Company's bylaws, the Chairman proceeded to present the report of the Board of Directors on (i) Aeropuerto de Cancún, S.A. de C.V., Aeropuerto de Cozumel, S.A. de C.V., Aeropuerto de Huatulco, S.A. de C.V., Aeropuerto de Mérida, S.A. de C.V., Aeropuerto de Minatitlán, S.A. de C.V., Aeropuerto de Oaxaca, S.A. de C.V., Aeropuerto de Tapachula, S.A. de C.V., Aeropuerto de Veracruz, S.A. de C.V. y Aeropuerto de Villahermosa S.A. de C.V., the Company's subsidiaries of which it holds the majority of shares and in which the investment value is grater than 20% of ASUR's working capital as of the latest statement of financial position of these subsidiaries; (ii) the development of business in 2000 as compared with 1999; (iii) the most important real estate used to carry out ASUR's activities; (iv) the minimum and maximum prices for the Company's shares on the New York Stock Exchange and on the Mexican Stock Exchange (*Bolsa Mexicana de Valores, S.A. de C.V.*) during the last two quarters; (v) the name of the shareholders who hold shares representing more than 10% of the Company's capital stock; and (vi) the name and age of the members of the Board of Directors, as well as of the members of the Company's Committees and the officers of the first two administrative levels of the corporate group to which the Company belongs, including the total amount received in compensation and bonuses by each person during the year 2001, as well as a description of the stock and incentive plans that each has.

On the other hand, the Chairman informed the shareholders that under the terms of the Company's bylaws, the Nominations and Compensation Committee must submit a report on its activities to the Meeting, and that for these purposes, a copy of the minutes of the April 9, August 5, December 17, 2001 and March 14, 2002 meetings were made available to the shareholders.

Lastly, the Chairman reported on the Board of Directors' proposal for the application of earnings as stated in the Company's financial statements as of December 31, 2001, in the amount of Ps.252,749,505.00 (Two Hundred Fifty Two Million Seven Hundred Forty Nine Thousand Five Hundred Five and 00/100 Pesos), under the following terms:

a) Application to the Company's legal reserve fund by means of setting aside Ps.12,637,475.00 (Twelve Million Six Hundred Thirty Seven Four Hundred Seventy-five and 00/100 Pesos), equal to 5% of net earnings, according to the Company's financial statements, during the fiscal year ended December 31, 2001; and

b) That the remaining net earnings, that is Ps.240,112,030.00 (Two Hundred Forty Million One Hundred Twelve Thousand Thirty and 00/100) to be deposited in the profit reserve account.

c) To cancel the reserve for the acquisition of the Company's own shares which was created during the year 2001, and which amounts to Ps.43,057,945.00 (Forty Three Million Fifty Seven Thousand Nine Hundred Forty-five and 00/100 Pesos) and to apply this entire amount to the Company's profit reserve account. Likewise, the Company will apply nothing to said reserve during the year 2002.

After having heard the above-mentioned, the shareholders reviewed the Board of Directors' report, the financial statements, the Statutory Auditor's report and the Board of Directors' proposal with regard to the application of the year's earnings; and after having heard the comments made and having asked the questions they deemed appropriate, by a vote of 295,284,121, the shareholders represented at the Meeting made the following

RESOLUTIONS

"FIRST. The report which, in accordance with Article 172 of General Law of Corporations (*Ley General de Sociedades Mercantiles*) was presented to the Shareholders Meeting by the Chairman of the Board of Directors, Mr. Kjeld Binger, with respect to the state of the Company and its operations during the fiscal year from Janauary 1 to December 31, 2001 is considered delivered and is approved. Likewise, the report presented by the Chairman on behalf of the Board of Directors, in accordance with Article Twenty Two of the Company's bylaws. A copy of the same shall be attached to the minutes of this meeting."

"SECOND. The reports presented by Mr. Rafael Maya Urosa, statutory auditor appointed by the series "BB" shareholders and Mr. Emilio Carrera Cortés, statutory auditor appointed by the series "B" shareholders, with respect to the Company's Financial Statements as of December 31, 2001 are hereby presented and approved.

"THIRD. The individual and consolidated financial statements of Grupo Aeroportuario del Sureste, S.A. de C.V. as of December 31, 2001 are approved as they were presented to the Shareholders Meeting for its consideration. A copy of the same shall be attached to the minutes of this meeting."

"FOURTH. It is resolved to set apart Ps.12,637,475.00 (Twelve Million Six Hundred Thirty Seven Four Hundred Seventy Five and 00/100 Pesos), equal to 5% of net earnings gained, according to the Company's financial statements, during the fiscal year ended December 31, 2001, approved by this Shareholders Meeting, to increase the Company's legal reserve fund

In addition, the remaining net earnings that amount to Ps.240,112,030.00 (Two Hundred Forty Million One Hundred Twelve Thousand Thirty and 00/100) will be applied to the Company's profit reserve account.

It is resolved to cancel the reserve for the acquisition of the Company's own shares which was created during the year 2001, and which amounts to Ps.43,057,945.00 (Forty Three Million Fifty Seven Thousand Nine Hundred Forty Five and 00/100 Pesos) and to apply this entire amount to the Company's profit reserve account, and to apply nothing to said reserve during the year 2002."

"FIFTH. Note is taken of the report presented by the Company's Nominations and Compensation Committee with respect to its activities during the fiscal year 2001 and the first year of 2002."

SECOND POINT. With respect to the second item on the Agenda, the President explained to the Shareholders Meeting that on April 4, 2002, the Board of Directors resolved to propose to the Shareholders Meeting the payment of a dividend as part of a policy of distribution of earnings to the shareholders, which the Board of Directors shall review year by year taking into account the Company's capital requirements needed to carry out its operations, as well as to cover the investments foreseen in the concession of each of each of its subsidiaries as well as in the Master Development Plan of each of the airports that comprise the network, for which it proposed the distribution of an ordinary cash dividend net of the Company's income taxes of Ps.0.45 (45/100 Mexican Pesos) per share with a charge to the profit reserve account as well as an extraordinary dividend net of the Company's income taxes of Ps.1.03 (One and 03/100 Mexican Pesos) per share with a charge to the profit reserve account, this being the first distribution of profits to shareholders and by which the Company maintains a sufficient cash surplus.

Once the shareholders considered the proposal submitted for their consideration, by a vote of 295,284,121shares, they adopted the following

RESOLUTIONS

"SIXTH. It is resolved to pay an ordinary cash dividend net of the Company's income taxes in the amount of Ps.0.45 (45/100 Mexican Pesos) per share, as well as an extraordinary dividend net of the Company's income taxes in the amount of Ps.1.03 (One and 03/100 Mexican Pesos) per share, which shall be paid in one sum for a total of Ps.1.48 (One and 48/100 Mexican Pesos) on May 30, 2002, to each one of the ordinary series "B' and series "BB" shares that represent the paid capital stock that has been issued, subscribed to, paid and in circulation at said date.

Likewise, it is agreed that the dividend payment mentioned in the preceding paragraph be carried out before the Administrative and Transfer Agent of the *S.D. Indeval, S.A. de C.V.*, a securities depositary company, at its office located at Paseo de Reforma No. 255, 3rd Floor, Colonia Cuauhtémoc, Delegación Cuauhtémoc, Mexico City 06500, Monday through Friday, 9:30 a.m. to 1:00 p.m. starting May 30, 2002.

"SEVENTH. The payment of the dividend will be made upon receipt of coupon 01 of the share certificates currently in circulation under such terms as are timely made known to the shareholders.

Likewise, it is agreed to publish a notice of payment of the dividend established in the Sixth resolution above, at latest, on April 26, 2002, in a widely-circulated newspaper in Mexico City.

THIRD POINT. With respect to item three on the Agenda of the Annual Ordinary General Shareholders Meeting, the Chairman informed the attendees that the series "BB" shareholder had submitted to the Company before the Shareholders Meeting a document containing the resolutions adopted on April 25, 2002 by Banco Nacional de Comercio Exterior, S.N.C., a series "BB" shareholder, and in which it is proposed to (i) ratify Mr. Kjeld Binger and Mr. David Peñaloza Sandoval as members of the Company's Board of Directors, and Mr. Tomás Aranda Pérez as an alternate for Mr. David Peñaloza, (ii) to appoint Mr. Jean-Pierre Marchand-Arpoumé as an alternate for Mr. Kjeld Binger, as a substitute for Mr. Gilles Breem, (iii) to ratify Mr. Rafael Maya Urosa as Statutory Auditor for the Company, and (iv) to appoint Mr. Manuel Leyva Vega as an alternate Statutory Auditor, as a substitute for Mr. Jesús Hoyos Roldán, board members and statutory auditors that have the right to appoint in accordance with Article Six, Section 2, paragraph (a) and Article Fifteen of the Company's bylaws.

Likewise, the Chairman informed that, at the proposal of the Company's Nominations and Compensation Committee, the ratification of the members of the Board of Directors and the Company's Statutory Auditors which, in exercise of the rights that the bylaws grant the series "B" shareholders, had been appointed at the Ordinary General Shareholders Meeting held on February 28, 2001, as well as the Secretary and Deputy Secretary of the Board of Directors that had been appointed at the Board of Directors meeting on March20, 2001, was submitted for the consideration of the shareholders.

Once the shareholders considered the proposal submitted for their consideration, with a vote of 295,284,121 shares, they adopted the following

RESOLUTIONS

"EIGHTH. The measures carried out by the Board of Directors, the Statutory Auditors, the Secretary and the Deputy Secretary during the fiscal year ended December 31, 2001 are approved and the aforementioned parties are exempt from any liability which they would have incurred while carrying out their duties."

"NINTH. It is resolved to ratify Mr. Kjeld Binger, Mr. Aarón Dychter Poltolarek, Mr. Francisco Garza Zambrano, Ms. Martha Miller de Lombera, Mr. Mark R. Beveridge, Mr. Ricardo Guajardo Touché and Mr. David Peñaloza Sandoval as members of the Board of Directors of Grupo Aeroportuario del Sureste, S.A. de C.V., as well as Mr. Tomás Aranda Pérez as an alternate for Mr. David Peñaloza Sandoval."

"TENTH." It is resolved to appoint Mr. Jean-Pierre Marchand-Arpoumé as an alternate for Mr. Kjeld Binger, as a substitue for Mr. Gilles Breem, not without thanking Mr. Breem for the measures taken while carrying out his duties.

"ELEVENTH. By virtue of the foregoing resolutions, the Board of Directors of Grupo Aeroportuario del Sureste, S.A. de C.V. will be comprised of the following persons:

Member	**Position**	**Alternate**
Kjeld Binger	Chairman	Jean-Pierre Marchand-Arpoumé
Aarón Dychter Poltolarek	Member	
Francisco Garza Zambrano	Member	
Martha Miller de Lombera	Member	
Mark R. Beveridge	Member	
Ricardo Guajardo Touché	Member	
David Peñaloza Sandoval	Member	Tomás Aranda Pérez

Likewise, Mr. Alberto de la Parra, Esq. and Ms. Ana María Poblanno Chanona, Esq. are ratified as Secretary and Deputy Secretary non-members of the Board of Directors, respecitvely."

"TWELFTH. Mr. Emilio Carrera Cortés and Mr. Rafael Maya Urosa are ratified as Statutory Auditors for the Company, and Mr. Miguel Angel Rubio Bravo, as an alternate for Mr. Emilio Carrera Cortés.

"THIRTEENTH. In exercise of the right granted to the series "BB" shareholders by the Company's bylaws, Banco Nacional de Comercio Exterior, S.N.C., as trustee of the trust established on December 18, 1998, appoints Mr. Manuel Leyva Vega as an alternate Statutory Auditor or Mr. Rafael Maya Urosa, as a substitute for Mr. Jesús Hoyos Roldán, who is thanked for the measures carried out in the fulfillment of his duties.

"FOURTEENTH. It is made known that the persons ratified and appointed as Board Members and Statutory Auditors or Alternates, have accepted their ratification or appointment, pledging and promising to faithfully carry out their responsibilities as set forth in the Company's bylaws.

FOURTH POINT. With respect to item four on the Agenda for the Annual Ordinary General Shareholders Meeting, the Chairman stated that, at the proposal of the Nominations and Compensation Committee, the ratification of the compensation paid to the members of the Board of Directors in the amount of U.S. $3,500.00 (Three Thousand Five Hundred and 00/100 Dollars), or its equivalent in local currency, free of taxes, plus expenses in the event that they have to travel, for each Meeting of the Board which they attend, with a charge to general expenses for the year was submitted to the shareholders for their consideration.

With respect to the foregoing, the Chairman brought attention to the fact the Mr. Aarón Dychter Poltolarek declined to receive any compensation for carrying out his duties.

Likewise, the Chairman reported to the attendees that the Series "BB" shareholder had submitted to the Company, before the Shareholders Meeting, a document containing the resolutions adopted on April 25, 2002 by Banco Nacional de Comercio Exterior, S.N.C., series "BB" shareholder, and the proposal to ratify the compensation of the members of the Company's Board of Directors as was proposed by the Nominations and Compensation Committee.

On the other hand, the Chairman submitted for the consideration of the attendees the ratification of the resolution previously adopted to not pay the Company's Statutory Auditors and their alternates any compensation for carrying out their responsibilities.

Once the representatives of the shareholders considered the proposals submitted for their consideration, by a vote of 295,284,121 shares, they adopted the following

RESOLUTIONS

"FIFTEENTH. The ratification of the proposals by the Nominations and Compensation Committee and the Banco Nacional de Comercio Exterior, S.N.C., to pay the members o the Board of Directors a compensation in the amount of U.S. $3,500.00 (Three Thousand Five Hundred and 00/100 Dollars), or its equivalent in local currency, free of taxes, plus expenses in the event that they have to travel, for each Meeting of the Board which they attend, with a charge to general expenses for the year.

It is noted that Mr. Aarón Dychter Poltolarek declined to receive any compensation for carrying out his duties."

"SIXTEENTH. It is resolved that the Statutory Auditors and their alternates shall receive no compensation for carrying out their duties.

FIFTH POINT. With regard to the fifth item on the Agenda, the Chairman indicated to the attendees that, in accordance with Article Thirty-one of the Company's bylaws, it is the responsibility of the this Shareholders Meeting to appoint the members of the Company's Auditing Committee.

Likewise, the Chairman reported to the attendees that the Series "BB" shareholders had submitted to the Company, before the Shareholders Meeting, a document containing the resolutions adopted on April 25, 2002 by Banco Nacional de Comercio Exterior, S.N.C., series "BB" shareholder, and the proposal to appoint, in exercise of its right in accordance with the Company's bylaws, Mr. Tomás Aranda Pérez as a member of the Auditing Committee, as a substitute for Mr. Frédéric García, as well as Mr. Fernando Bosque as an alternate for Mr. Tomás Aranda Pérez.

Next, the Chairman announced to the representatives of the shareholders that the Board of Directors, in accordance with the Company's bylaws, was proposing the ratification of the remainder of the members of the Company's Auditing Committee, in accordance with the proposal received from the Nominations and Compensation Committee.

Lastly, the Chairman announced that it had received from the series "BB" shareholders the resolutions adopted on April 25, 2002 by Nacional de Comercio Exterior, S.N.C., and which includes its proposal to appoint Mr. Kjeld Binger as a member o the Nominations and Compensation Committee, as a substitute for Mr. Frédéric García. Likewise, the Chairman reported that by virtue of not having received proposals from the series "B" shareholders to substitute either of the two remaining members of the Nominations and Compensation Committee, said members were being proposed for ratification.

Once the representatives of the shareholders considered the proposals submitted for their consideration, by a vote of 295,284,121 shares, they adopted the following

RESOLUTIONS

"**SEVENTEENTH.** In exercise of the right granted them by the Company's bylaws, Banco Nacional de Comercio Exterior, S.N.C., as trustee of the trust established on December 18, 1998, appoints Mr. Tomás Aranda Pérez as a member of the Auditing Committee, as a substitute for Mr. Frédéric García, as well as Mr. Fernando Bosque as an alternate for Mr. Tomás Aranda Pérez. Likewise, Mr. Ricardo Guajardo Touché and Mr. Mark Beveridge are ratified as members of said Committee appointed by the series "B" shareholders. Consequently, the Auditing Committee shall be comprised as follows:

Auditing Committee

Members	**Alternates**
Ricardo Guajardo Touché	
Mark Beveridge	
Tomás Aranda Pérez	Fernando Bosque"

"**EIGHTEENTH.** It is resolved that the members of the Auditing Committee, in their next meeting this year, will appoint, from among their members, a Chairman and Delegate of the Committee, in accordance with articles thirty-one and thirty-three of the Company's bylaws.

Likewise, it is resolved that the members of the Auditing Committee, in their next session during this year, will appoint a Secretary, under the terms of article thirty-one of the Company's bylaws."

"**NINETEENTH.** In exercise of the right granted to it by the Company's bylaws, Banco Nacional de Comercio Exterior, S.N.C., as trustee o the trust established on December 18, 1998, appoints Mr. Kjeld Binger as a member of the Company's Nominations and Compensation Committee, as a substitute for Mr. Frédéric García. Likewise, Ms. Marta Miller de Lombera and Mr. Samuel Podolsky are ratified as members of said Committee appointed by the series "B" shareholders. Thus, the Nominations and Compensation Committee shall be comprised as follows:

Nominations and Compensation Committee

Martha Miller de Lombera	Member
Kjeld Binger	Member
Samuel Podolsky	Member

SIXTH POINT. With respect to item six on the Agenda for the Annual General Shareholders Meeting, the Chairman proposed that Mr. Claudio Ramón Góngora Morales, Mr. Alberto de la Parra Zavala and Ms. Ana María Poblanno Chanona be appointed as delegates so that any one of them, in the name of and, on behalf of, the Company may individually appear before the Notary Public of his/her choice to formalize all or some of the acts of this Meeting, if he considers it necessary or appropriate, and to take such actions as necessary to give effect to all and each one of the Resolutions issued by the Meeting, having the authority to issue, as the case may be, the certifications of these minutes, as necessary.

Once the representatives of the shareholders discussed the aforementioned, by a vote of 295,284,121 shares, they adopted the following

RESOLUTION

"**TWENTY.** Mr. Claudio Ramón Góngora Morales, Mr. Alberto de la Parra Zavala and Ms. Ana María Poblanno Chanona are appointed as delegates so that any one of them, in the name of and, on behalf of, the Company may individually appear before the Notary Public of his/her choice to formalize all or some of the acts of this Meeting, if he considers it necessary or appropriate, and to take such actions as necessary to give effect to all and each one of the Resolutions issued by the Meeting, having the authority to issue, as the case may be, the certifications of these minutes, as necessary.

With no other matter to discuss, the Shareholders Meeting was adjourned for the time needed to prepare these Minutes, which, after having been read, were approved by the representatives of the shareholders and signed by the Chairman, the Secretary and the Statutory Auditors present.

It is noted that during the time that this Shareholders Meeting was held, from its initiation to its adjournment, all the persons that participated were present.

Copies of the following documents are attached to these minutes: (i) powers-of-attorney of the shareholders granted to their representatives; (ii) admission cards for the Shareholders Meeting; (iii) the attendance sheet prepared by the Inspector of Elections; (iv) the resolutions adopted by Banco Nacional de Comercio Exterior, S.N.C. on April 25, 2002, and which contain the proposals presented to this Shareholders Meeting; (v) the Company's individual and consolidated financial statements as of December 31, 2001; (vi) the report of the statutory auditors with respect to the aforementioned financial statements; (vii) a copy of the report of the Board of Directors presented to the Annual Ordinary General Shareholders Meeting; (viii) copies of the call for a shareholders meeting published in the Official Gazette of the Federation (*El Diario Oficial de la Federación*) and in the newspaper *El Economista* on April 10, 2002; and (x) proof of registration of the Series "B" shareholders issued by the *S.D. INDEVAL, S.A. de C.V.*, securities depositary company.

The Shareholders Meeting was adjourned at 11:30 a.m. on April 25, 2002.

/s/ KJELD BINGER
Kjeld Binger
President

/s/ ALBERTO DE LA PARRA ZAVALA
Alberto de la Parra Zavala
Secretary

/s/ RAFAEL MAYA UROSA
Rafael Maya Urosa
Statutory Auditor

/s/ EMILIO CARRERA CORTÉS
Emilio Carrera Cortés
Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A. de C.V.

By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Dated: April 30, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A. de C.V.

By: ______________________
Name: Adolfo Castro Rivas
Title: Director of Finance (Principal Financial and Accounting Officer)

Dated: April 30, 2002